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SECURIT.   10026888   SION

Washington, D.C. 20549

FtB 12 2010

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -32566

53177

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eltekon Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___100 Congress, Suite 250___
                              (No. and Street)

___Austin___   ___Texas___   ___78701___
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Alicia King___   ___(512) 697-0317___
                                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
                              (Name – if individual, state last, first, middle name)

5918 W. Courtyard Drive, Suite 400   **Austin**   **Texas**   **78730**
              (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Mark Mangum_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___**Eltekon Securities, LLC**_____, as of

___December 31___, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<p style="text-align:center">NONE</p>

> HANH NGUYEN
> MY COMMISSION EXPIRES
> OCTOBER 16, 2011

_____
Signature

_____
Managing Principal
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PMB ⊣⌐ Helin Donovan

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)

Financial Statements and Supplemental Schedule
December 31, 2009

(With Independent Auditors' Reports Thereon)

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Index to Financial Statements and Supplementary Schedule
December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   1

FINANCIAL STATEMENTS

Statement of Financial Condition   2

Statement of Operations   3

Statement of Changes in Member's Equity   4

Statement of Cash Flows   5

Notes to the Financial Statements   6 - 8

SUPPLEMENTARY SCHEDULE

I.   Computation of Net Capital under Rule 15c3-1
     of the Securities and Exchange Commission   9

II.   Computation for Determination of Reserve Requirements under Rule 15c3-3
     of the Securities and Exchange Commission   11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     ON INTERNAL CONTROL   12

PMB ╬ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
  Eltekon Securities, LLC:

We have audited the accompanying statement of financial condition of Eltekon Securities, LLC (a wholly-owned subsidiary of Eltekon Financial, LLC) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eltekon Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
January 22, 2010

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	27,636
Cash deposit with clearing broker		25,000
Receivable from clearing broker		63,142
Accounts receivable		5,260
Accounts receivable - related party		3,398
Prepaid expenses		8,585
TOTAL ASSETS	$	133,021

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Payable to clearing broker	$	54,203
Accrued expenses		111
Total liabilities		54,314

Member's Equity

Membership contribution		199,236
Accumulated deficit		(120,529)
Total Member's Equity		78,707
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	133,021

See notes to financial statements and independent auditors' report.

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Operations
For the Year Ended December 31, 2009

REVENUES

Variable life/annuity fees	$ 93,283
Mutual fund revenue	15,458
Commission fees	82,856
Management fees	13,386
Other income	3,785
Total revenues	208,768

EXPENSES

Clearing and execution expenses	8,884
Regulatory fees	8,214
Professional fees	9,028
Commissions, salaries, and payroll expenses	166,630
Management fees to related party	16,826
Other expenses	41,982
Total expenses	251,564

NET LOSS	$ (42,796)

See notes to financial statements and independent auditors' report.

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2009

	Membership Contributions		Accumulated Deficit		Total	
Balances at December 31, 2008	$	149,236	$	(77,733)	$	71,503
Capital contributions		50,000		-		50,000
Net loss		-		(42,796)		(42,796)
Balances at December 31, 2009	$	199,236	$	(120,529)	$	78,707

See notes to financial statements and independent auditors' report.

ELTEKON SECURITIES, LLC
(A wholly-owned subsidiary of Eltekon Financial, LLC)
Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:

Net loss	$	(42,796)
Change in operating assets and liabilities:		
Receivable from clearing broker		(5,443)
Accounts receivable		(1,946)
Accounts receivable, related party		31,053
Prepaid expenses		(2,129)
Payable to clearing broker		(3,676)
Accrued expenses		(3,301)
Net cash used in operating activities		(28,238)

Cash flows from investing activities: -

Cash flows from financing activities:

Contributions from member	50,000
Net cash provided by financing activities	50,000
Net increase in cash	21,762
Cash at beginning of year	5,874
Cash at end of year	$ 27,636

Supplemental Disclosures

Cash paid for:

Income taxes	$ -
Interest	$ -

See notes to financial statements and independent auditors' report.

5

NOTE 1 - ORGANIZATION AND OPERATIONS

Eltekon Securities, LLC (the "Company") is a Texas Limited Liability Company formed on December 18, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As an introducing broker-dealer, the Company does not hold customer funds or securities, and clears all customer transactions on a fully disclosed basis through a clearing broker.

The Company is a wholly-owned subsidiary of Eltekon Financial, LLC ("EF"), who is the parent and sole member. The Company relies on contributions from its member to fund operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP") in the United States of America. Revenues are recognized in the period earned and expensed when incurred.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions
Revenues from securities transactions are recognized as commission fees and are recorded on a trade-date basis. Mutual fund revenue is accrued monthly as earned. Management fees represent fees charged to customers whose accounts are managed by the Company.

Receivables and Credit Policy
Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. During the year ended December 31, 2009, the Company recorded a direct write-off of $5,809 of uncollectible receivables, which is included in other expenses.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $25,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Receivable from or Payable to Clearing Broker

Receivable from or payable to clearing broker represents the net amount due from or to the Company's clearing broker for funds held in Company accounts net of clearing, execution, and sundry charges incurred for the execution of trades for customers of the Company. These charges are recorded on a trade date basis.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and receivables from the clearing broker. The Company had cash balances in excess of federally insured limits at various times during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and is included in its personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member. The Company is subject to Texas franchise tax based on taxable margin, as defined by law, rather than being based on federal taxable income. The Company's Texas franchise tax for 2009 is immaterial.

Fair Value Measurements

In accordance with GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). GAAP establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2009, the Company's net capital was $62,169. The Company's ratio of aggregate indebtedness to net capital was .87 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2009, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5 - POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company and Eltekon Management Group ("EMG"), a related party by common ownership, have a management agreement in which EMG agrees to pay certain overhead expenses of the Company. EMG elected to waive the fee, per the management agreement, during 2009 and charged the Company its pro-rata share of overhead expenses which totaled $13,695.

The Company also clears transactions through Pershing LLC on behalf of Eltekon Advisors, LLC ("Advisors") who shares common ownership. The Company received $6,192 in commission fees related to these transactions for the year ended December 31, 2009. The Company had a receivable of $3,398 at December 31, 2009 related to transaction fees and expenses to be reimbursed by Advisors.

The Company also had a receivable totaling $2,805 at December 31, 2009 related to amounts due from registered representatives for fees and dues paid on their behalf by the Company.

ELTEKON SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

SCHEDULE I

Total of member's equity qualified for net capital		$ 78,707
Less:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		78,707
Deductions and/or charges		
Non-allowable assets:		
Non-allowable receivables	6,203	
Aged accounts receivable	1,750	
Prepaid assets	8,585	(16,538)
Net capital before haircuts on securities positions		62,169
Haircuts on securities		-
Undue concentration		-
Net capital		$ 62,169

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Payable to broker-dealers		$ 54,203
Accrued expenses		111
Total aggregate indebtedness		$ 54,314

SCHEDULE I (CONTINUED)

Minimum dollar net capital required (6-2/3% of total aggregate indebtedness)	$	3,621
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Net capital requirement (greater of above two minimum requirement amounts)	$	50,000
Net capital in excess of required minimum	$	12,169
Excess net capital at 1000%	$	56,738
Ratio: Aggregate indebtedness to net capital		.87 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

SCHEDULE II

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

PMB ꓕ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL

To the Member of
Eltekon Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Eltekon Securities, LLC (the Company) as of and for the year ended December 31, 2009 in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

PMB ╬ Helin Donovan

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
January 22, 2010